Consent of Independent Registered Public Accounting Firm
The Plan Administrator
 Hasbro, Inc. Retirement Savings Plan:
We consent to the incorporation by reference in the Registration Statement (No. 333-34282) on Form S-8 of the Hasbro, Inc. Retirement Savings Plan of our report dated June 23, 2014, with respect to the statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2013, which report appears in the December 31, 2013 Annual Report on Form 11-K of the Hasbro, Inc. Retirement Savings Plan.
 /s/ KPMG LLP
Providence, Rhode Island
 June 23, 2014